June 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Land Newco, Inc.

Registration Statement on Form 10-12G

Filed May 11, 2021

File No. 000-56281

Ladies and Gentlemen:

On behalf of Land Newco, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2021, relating to the Company’s Registration Statement on Form 10-12G (SEC File No. 000-56281) filed with the Commission on May 11, 2021 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR an amended Registration Statement on Form 10-12G (the “Amendment”).

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed by the Company’s response.

Registration Statement on Form 10-12G filed May 10, 2021

General

1.	Please comply with all applicable comments issued on Regal Beloit Corporation’s Form S-4 filed on May 10, 2021.

Response:

In response to the Staff’s comment, the Company has filed the Amendment, which incorporates by reference the Amendment No. 1 to Form S-4 filed by Regal Beloit Corporation on June 30, 2021, which includes responses to all applicable comments issued on Regal Beloit Corporation’s Form S-4 filed on May 10, 2021.

Exhibit 3.1: Certificate of Incorporation, page 7

2.	Please revise paragraph 10.1 to indicate whether the provision applies to claims brought under the federal securities laws.

U.S. Securities and Exchange Commission
June 30, 2021

Response:

In response to the Staff's comment, the Company’s Certificate of Incorporation has been amended and restated and filed as a new Exhibit 3.1. This amended and restated Certificate of Incorporation clarifies that the exclusive forum provision provided in the first sentence of paragraph 9.1(a) does not apply to claims brought under the federal securities laws.

Sincerely,

/s/ Howard A. Kenny

cc:	Mark W. Peterson, Land Newco, Inc.
R. Alec Dawson, Morgan, Lewis & Bockius LLP